Vsurance, Inc.

4845 West Lake Road

Erie, PA 16505

May 30, 2006

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed May 9, 2006
File No. 333-132028

Ladies and Gentlemen:

Vsurance, Inc., a Nevada corporation (the “Company”), hereby files this correspondence and responds to your comments in your letter dated March 24, 2006.

General

1.

We note your response to prior comment 2. Please be aware that we would consider the issuance of preferred stock that is immediately convertible into shares of common stock to constitute the issuance of the same class of securities as the securities being issued pursuant to this registration statement. In addition, with respect to whether the securities were sold at or about the same time, please be aware that the filing of the registration statement on Form SB-2 on February 24, 2006, the company commenced an offering of securities. Please provide us with a revised analysis that addresses how the private and public offerings differ under the “Five Factor Test” set forth in Rule 502 of Regulation 13 and why you believe the offerings should not be integrated.

The five factors for determining whether multiple offerings should be integrated, initially enunciated in SEC Release No. 33-4552 (Nov. 6, 1962), and codified in Rule 502 of Regulation D, are whether the offers and/or sales:

a.	are part of a single plan of financing;

b.	involve issuance of the same class of securities;

c.	are made at or about the same time;

d.	involve the same type of consideration; and

e.	are made for the same general purpose.

a.	are part of a single plan of financing;

The issuance of preferred stock was part of the initial financing of the Company. The funds were used to provide the foundation funds for the Company, to prepare the business plan, and compensate professionals for their services. In short, the plan of financing was to provide capital for the Company’s initial formation.

The current offering is intended to develop the product and business of the Company; further, the ability of the Company to file a registration statement was predicated on the initial offerings

The Use of Proceeds section demonstrates that the offering in the registration statement is a different plan of financing the Company:

	Maximum 25,000,000 units	If 5,000,000 units are sold	Minimum 500,000 units
Total Proceeds	$25,000,000	$5,000,000	$500,000
Less:
Commission	2,500,000	500,000	50,000
Offering expenses filing fees	100,000	100,000	100,000
Net Proceeds	22,400,000	4,400,000	350,000
Use of Net Proceeds
Equipment/software	1,000,000	100,000	100,000
Surplus Reserves	4,000,000	0	0
Retire loan to Samir Financial	4,000,000	4,000,000	0
Marketing	7,000,000	100,000	100,000
Alliances & Acquisitions	2,000,000	0	0
License and registration	500,000	50,000	50,000
Working capital (including inventory)	3,900,000	150,000	100,000

Total use of net proceeds	$22,400,000	$4,400,000	$350,000

The financing is being used for equipment, marketing retirement of a loan, licenses etc; basically, in contrast to providing capital for the Company’s initial formation, the financing was to produce product and revenue for a formed entity.

Further, different techniques are used for each offering. The earlier offering was intended for a limited market and compensated professionals for services while the offering in the registration statement is aimed at a national market.

b.	involve issuance of the same class of securities;

The class of securities, as disclosed in your response, are similar but, as the securities involved the additional sale of warrants, are distinct from the sale of common stock alone.

c.	are made at or about the same time;

The offering will occur after the effective date of this registration statement, months after the other offering, as the initial offerings closed in February of 2006 while this offering will not commence until at least June or July of 2006. Further, the consideration paid for the preferred stock, typically in services, was provided beyond six months prior to the likely effective date of this Offering.

d.	involve the same type of consideration

The early offering included services for stock; the offering in this registration statement is for cash.

e.	are made for the same general purpose

As discussed above, the proceeds from the early offering were to fund the initial operations of the Company and procure the services of professional while proceeds from this offering are to retire a loan and for working capital. The purposes for each offering are distinct and the benefits to be derived by the Company from each offering are also distinct. The purpose of the initial offering was to develop the framework for the business, compensate professionals prior to any capitalization of the Company and develop the general business plan. The current offering would market the products, retire debt and be used to produce revenue.

Accordingly, the Company believes that the factors weigh in favor of not integrating the offerings.

2.	We note your disclosure on page 10 that selling 500,000 units, the minimum amount of the offering, would not be sufficient to retire the loan from Samir Financial and avoid foreclosure, We further note your disclosure on page 32 that selling even 5,000,000 would force the company to operate primarily as an agency and claims processor and that this typo of operation would result in sustained losses and profitability may never be achieved. Please expand your disclosure throughout the prospectus, including the Summary and Management’s Discussion and Analysis, to clarify why you established a minimum offering amount that is not sufficient to avoid foreclosure and how you will be able to break escrow in this offering once the minimum is reached even though the company may be foreclosed upon before the end of the year, potentially before the termination date of the offering.

We have noted this comment and have revised the disclosure to discuss this issue, such as the disclosure included as follows:

In selling only the minimum number of units (500,000) results in insufficient proceeds for operations and no proceeds can be paid toward the Samir Financial LLC loan even though it is of the highest importance. We established the minimum units at 500,000 so that operations could start, even if on a small scale in order to generate some type of revenue. It is our opinion that if operations were not to start it would be extremely difficult, if not impossible, to raise any form of capital. While the loan with Samir Financial LLC is due in full on December 14, 2006, the lender did provide us with the ability to renew the loan for an additional year in lieu of foreclosure. Provided we paid a renewal fee of $750,000; audit fee of $100,000; and six-month prepaid interest of $600,000, which totaled $1,450,000 by December 14, 2006, the loan would be renewed for an additional year. We will have to seek other sources of capital. Presently no other sources have been identified and it is unknown if any other sources will be identified. Due to the fact that this offering is a “best-efforts” offering, there is no assurance that proceeds will be available to retire this loan or even cover the costs to renew the loan and another year. In the event of default the Lender through their first lien position on all Company assets would acquire control of the Company and all of its assets. Default occurs if the Company could not repay the loan, a single payment balloon note in the amount of $4,000,000, due December 14, 2006.

While Samir Financial LLC is a lender, it wants to be an equity investor provided management executes its business plan. The lender has agreed to convert $800,000 or 20% of the $4,000,000 loan to equity. Therefore, Samir Financial LLC’s designees “Sara Mirza Trust and Albert Grasso, as principal investors of the funds lent out by Samir Financial LLC, who vote and control these shares on behalf of the lender which represents 35% of the issued and outstanding shares on December 31, 2005” accepted a total 1,800,000 Class A Preferred shares at a predetermined price of $800,000 or $0.44 per share that would be applied to our loan balance to reduce our indebtedness, if the loan is paid off by December 14, 2006.

3.	We note your disclosure on page 18 that the Sara Mirza Trust and Albert Grasso are principal investors in Samir Financial, LLC and were designated by Samir Financial to accept shares as payment toward the loan if you repay the loan before December 2006. Please expand your disclosure throughout the prospectus, including the Summary, the Business section and Management’s Discussion and Analysis, to identify the Sara Mira Trust and Albert Grasso, describe the shares held by them and their relationship to Samir Financial. Please state, if true, that these two entities hold over 35% of yore- outstanding stock. In addition, please discuss how the shares were issued in connection with the loan from Samir Financial and how their issuance may impact the retirement of the loan. Finally, please file a copy of the loan agreement with Samir Financial as previously requested.

We have noted this comment and have revised the disclosure to include the loan agreement with Samir Financial, LLC. as Exhibit 10.2. In addition, we have revised the disclosure to identify the Sara Mira Trust and Albert Grasso, describe the shares held by them and their relationship to Samir Financial, including that disclosure that these two entities hold over 35% of our outstanding stock.

Cover Page

4.	We note your response to comment no. 4 that you have revised the cover to one page. However, your cover page continues to exceed one page, and we reissue the comment. Please revise to remove disclosure that is not required by Item 501 of Regulation S-B. For example, you repeat the disclosure that your officers and directors will offer your shares without any discounts or other commissions.

We have noted this comment and have revised the disclosure.

Prospectus Summary

5.	We note your response to prior comment no. 6. We continue to note the statement on page 1 that, with respect to the loan from. Samir Financial, “security is all company assets including undisbursed funds held in escrow.” Please revise to clarify on pages 1 and 3, if true, that no undisbursed funds remain in escrow and that, of the $2,900,000 received at closing, $2,450,000 was immediately returned to the lender in payment of closing fees and prepaid interest, In addition, we note the last sentence of the third paragraph on page 1. Please revise on pages 1 and 3 to quantify the amount of the single balloon payment that is due on December 14, 2006.

We have noted this comment and have revised the disclosure to include the following:

After deducting these prepaid fees and costs the Company netted $1,550,000 in proceeds which were disbursed in accordance with a draw down schedule

($2,950,000 at closing of which $2,450,000 was immediately repaid to the lender for closing fees; $250,000 on 1/1/2006; $250,000 in 2/1/2006; $250,000 on 3/1/2006; and $300,000 on 4/1/2006). All monies as listed in the draw down schedule have been paid to the company and there are no undisbursed funds remaining in escrow. Proceeds from this offering will be used to retire this loan; however, due to the fact that this offering is a “best-efforts” offering, there is no assurance that proceeds will be available to retire this loan. In the event of default the Lender through their first lien position on all Company assets would acquire a control of the Company. Default occurs if the Company could not repay the loan, a single payment balloon note in the amount of $4,000,000, due December 14, 2006.

6.	We note your statement in the last sentence of the fourth paragraph on page 1 that in the event that capital is not raised or the loan is not repaid foreclosure could occur. Please, revise to state, if true, that if capital is not raised and the loan is not repaid in full on December 14, 2006, foreclosure will occur and your lender will control the company and all your assets.

We have noted this comment and have revised the disclosure to include the consequences of non-repayment of the loan.

The Offering, page 1

7.	We note your disclosure that Class C preferred is a designated class with no shares authorized. Please expand your disclosure to clarify the number of Class A preferred and Class B preferred outstanding.

We have noted this comment and have revised the disclosure to include the number of Class A preferred and Class B preferred outstanding.

8.	We note that this registration on a fully diluted basis would represent only 46% of the common shares following conversion of all preferred shares to common issued and outstanding as of December 31, 2006. Please revise your disclosure to omit the reference to 77% as the preferred shares are convertible at any time at the holder's option and the preferred have weighted voting.

We have noted this comment and have revised the disclosure to omit the reference to 77% as the preferred shares are convertible at any time at the holder's option and the preferred have weighted voting.

Risk Factors, page 3

The cost of an ecommerce venture and development of a global..., page 4

9.	We note your response to comment no. 15 and the revised disclosure in the last sentence of this risk factor that “efforts are being made to formalize relationships with underwriters and strategic ecommerce partners.” Please revise to omit this mitigating language.

We have noted this comment and have revised the disclosure to omit this mitigating language.

The costs of compliance with laws and regulations..., page 5

10.	We note your response to comment no. 17 and the revised disclosure that “efforts are being made to formalize a relationship with a veterinarian.” Please revise to omit this mitigating language.

We have noted this comment and have revised the disclosure to omit this mitigating language.

Our officers, directors and key participants currently own 67%..., page 8

11.	We note your response to comment no. 18 and the revised disclosure that you “group key participants, which were the individuals and companies together with officers and directors since everyone contributed to the start-up of the company.” Please expand your disclosure to clarify, if true, that “key participants” have been involved in the start-up efforts of the company and continue to provide services to the company today. In addition, clarify whether any key participants are related or affiliated with the company and/or management. We continue to believe that, in addition to the disclosure you have included, you should disclose the percentage of outstanding shares held by management and directors. Finally, please clarify, if true, that the 34% of your outstanding stock that the key participants will hold after the offering assumes that the maximum amount of the offering is sold.

We have noted this comment and have revised the disclosure to include additional information regarding key participants.

Use of Proceeds. Page 10

12.	We note your response to comment no. 21 and the revised disclosure that retirement of the loan to Samir Financial is first and foremost as funds are received and is the highest priority. We continue to note that, if only the minimum number of units is sold, $0 proceeds will be used to repay the loan and you will be unable to retire the loan to Samir Financial. Please explain why you allocate no proceeds to retiring the loan if only the minimum number of units is sold.

We have noted this comment and have revised the disclosure to explain why you allocate no proceeds to retiring the loan if only the minimum number of units is sold.

Dilution, page 11

13.	Please explain to us your basis for including prepaid interest and loan closing fees in your calculation of net tangible book value. It does not appear that these assets can be sold separately from all other assets of the business.

We have noted this comment and have revised the disclosure to explain to us your basis for including prepaid interest and loan closing fees in your calculation of net tangible book value.

14.	We note your response to comment no. 24. We farther note your disclosure on page 16 that your directors were issued 500,000 Class B preferred stock valued at $15,000, which is convertible into two shares of common stock at the option of the holder. Please tell us how the issuance of these shares would not constitute the issuance of shares at a lower price than existing shareholders,

We have noted this comment and have revised the disclosure to discuss the price considerations of the issuance of shares to our directors.

Security Ownership of Certain Beneficial Owners, page 16.

15.	We continue to note your disclosure on page 16 indicating that the following table sets forth certain information regarding beneficial ownership of preferred stock as of December 31, 2005. Please revise in accordance with the disclosure on page 7 that indicates the table is as of May 7, 2006, In addition, please include footnotes to the table that explain the break-down between common shares already owned as well as the rights to common shares through the exercise of options, warrants or the conversion of preferred shares.

We have noted this comment and have revised the disclosure to reflect a May 6, 2006 date and included the appropriate footnotes.

16.	We note the disclosure in a footnote that the Sara Mirza Trust and Albert Grasso are the principal investors in Samir LTC and were designees of the shares on behalf of the lender. Please expand your disclosure to clarify whether Samir Financial or the designees have control of these shares.

We have noted this comment and have revised the disclosure to disclose the control of the shares.

Business Strategy, page 27

17.	We note your response to comment no. 38, and we continue to note your reference on page 28 regarding commissions with Mega Pet Retailer. If you have no agreements or intended arrangements with Mega Pet Retailer, we continue to believe that you should omit the reference, and we reissue that portion of the comment.

We have noted this comment and have revised the disclosure to omit this information.

18.	We note your response to comment no. 41 and the revised disclosure that you would like to be licensed to accept underwriting risk in all states, which would require applications being filed in its each state and compliance with the required cash “surplus reserve” deposit. Please expand your disclosure in this section to describe the cash “surplus reserve” deposit and how it would impact your company. We note that you have included a brief discussion of “surplus reserves” in the “Use of Proceeds” section. In addition, we continue to believe that you should discuss what is required to sell pet insurance and earn commissions without underwriting the policies, and we reissue that portion of the comment. Please clarify if you need to take any steps or register with any state before selling this insurance and earning commissions.

We have noted this comment and have expanded the disclosure.

19.	We refer to your statement on page 28 that “this program’s efficiency combined with the Company’s innovative marketing strategies should deliver profitable operations,” hut that “there is nothing to support that these statements could, can, or are expected to be achieved and/or accomplished.” In light of the fact that you have no basis to support the above statement, it is not appropriate and should be removed.

We have noted this comment and have omitted the statement.

Management’s Discussion and Analysis, page 29

20.	We note your disclosure on page 30 that “the principal use of the offering proceeds will be to provide working capital necessary upon commencement of operations.” We further note your disclosure on page 10 that retirement of the loan to Samir Financial is first and foremost as funds are received and is the highest priority.” Please revise your disclosure in this section to clarify that the proceeds will be used to repay this debt.

We have noted this comment and have revised the disclosure to clarify that the proceeds will be used to repay this debt.

21.	We note your statement on page 30 that from “inception through the present —

February 22, 2006 - we have spent a substantial amount of time in strategic planning and budgeting.” Please revise to update whether you have taken any other actions since February 2006.

We have noted this comment and have expanded the disclosure.

22.	We note your response to comment no 44 and the revised disclosure. Please revise to provide additional detail as to how you plan to spend the specified funds. For example only, it is not clear how the implementation of your business model will cost at least 53,000,000. Please expand your disclosure to breakdown how $3,000,000 will be spent in launching and completing the business resource centers.

We have noted this comment and have expanded the disclosure.

Financial Statements and Notes

General

23.	Please update the financial statements in accordance with Rule 310(g) of Regulation S-B.

We have noted this comment and have expanded the disclosure to comply with Rule 310(g) of Regulation S-B.

Consolidated Statements of Income, page -5

24.	You have changed the title of your EPS calculation but have not addressed comment 50. As previously requested, please refer to SPAS 128 paragraph 8 relating to basic EPS, and paragraphs 13 – 16 and 95 relating to consideration of anti-dilutive effect of potential common shares (e.g. convertible preferred stock) and address the following comments;

•	Given that you have net loss, it appears that you should only present basic net loss per share based on the weighted-average number of common shares outstanding, since assuming conversion of the preferred stock will result in art anti-dilutive per-share amount.

•	Revise to adopt SEAS 128 rather than the AICPA exposure draft “Earnings Per Share”, and show us how SFAS 128 supports your position that the preferred stock can be deemed converted on date of issue as disclosed in note 6.

PPC’s GAAP Guide provides the following guidance concerning the computation of Basic Earnings Per Share.

“Shares to be issued for little or no cash when certain specified conditions are met should be considered outstanding on the date all the necessary conditions were satisfied.”

They indicate this guidance is in keeping with the provisions of SFAS 128 para 10.

The Company’s position is as follows:

The provisions of the preferred issues allow conversion at the request of the shareholder.

All conditions for conversion have been met at the report date.

Accordingly, the converted common shares should be considered as outstanding at December 31, 2005.

Consolidated Statements of Stockholders' Equity, page F-7

25.	Your response to comment 52 does not address directly or completely our request for additional information. Please provide us with your analysis of EITF 95-5 and 00-27 in determining whether your preferred stock contains a beneficial conversion feature.

We have noted your comment and respond as follows: The convertible preferred is really classified common with no embedded conversion options.

The terms of all issues call for immediate conversion so, per the analysis of EITF 98-5 and 00-27 to determine if the conversion option is in the money, the instrument does not possess the requisites to separately account for the conversion option. The consideration received for the convertible security is the specified conversion price and the conversion price based on the proceeds received for the convertible instrument. There is no conversion “option” since conversion is mandatory.

The two outstanding classes of “preferred stock” are A and B. A converts to common at a 5 to 1 ratio while B converts to common at a 2 to 1 ratio. The pricing was more a factor of the time line and the type of consideration tendered than of variations in conversion options to respond to market conditions.

26.	You have not addressed comment 53. As previously requested twice, for equity instruments granted since inception to date of the most recent balance sheet included in the registration statement, please disclose in the notes to the financial statements.

•	Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

•	Indicate whether or not the valuation was performed by an unrelated third party.

Please see Note 6 – Equity, section Shares for Services, which reads as follows;

“During the period the Company issued shares for services, equipment and software. All values of shares issued were agreed upon by the parties involved. Not including an unrelated third party, contemporaneous with the transaction, and equipment contributed was valued at the contributors historical cost less deprecation to date. A breakdown of these issues is as follows:”

This was included in the last filing and will be included in this filing. The Company believes this answers the question raised in comment 26.

27.	You have not addressed comment 54, we reissue the comment Please consider disclosing in the MD&A.

•	A discussion of the significant factors, assumptions, and methodologies used in determining fair value.

•	A discussion of each significant factor contributing to the difference between fair value as of-the date of each grant and the estimated IPO price.

•	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

We have noted this comment and have expanded our discussion to discuss your observations.

28.	You have not addressed comment 55, we reissue the comment. Please tell us your basis in GAAP for your accounting of the notes payable and the related closing fees and interest. Please reference the major terms of the loan and security agreement and tell us how these terms determined your basis in. GAAP for your accounting treatment of the notes payable and the related closing fees and interest.

The closing fees for the notes payable are intangible assets associated incurring the note obligation and are part of the cost of obtaining the funds. As such , per FASB 142, these should be amortized over the life of the instruments issued to properly match the benefit received per period with the cost incurred. Since the interest rate of the instrument is within limits of current market rate, APB 21 does not apply. Even if it applied, the short term of the obligation would make an immaterial difference between straight line amortization and effective interest computations.

Note 6— Equity, page,10

29.	We have read your response to comment 57. You state the shares were issued by contemporaneous, suns length transactions. You disclosed a schedule of the shares issued on pages 25 and 26. Your price per share has fluctuated between $0.01 and $0.50 throughout the year. Please explain the significant factors contributing to this fluctuation. Tell us how your valuation methodology is representative of fair value as outlined in paragraphs 8— 10 of SFAS 123 and EITF 96-18.

In determining the fair value of the company we could not look to last year’s financial statement nor could we analyze several prior years of business operations. Without any form of operation whatsoever we could only consider the future outlook of the industry, the economy, and how the company could compete if operations were to commence. As a result the cash flow method, tangible asset (balance sheet) method, and value of specific intangible asset method, which takes in consideration valuing intangibles was not usable. With limited working capital and unable to use these valuation methods the board of directors did not obtain a contemporaneous valuation by an unrelated valuation specialist. It was the opinion of the board of directors, that the key participants who came together to form and create the company would best establish the fair and reasonable value for shares of stock. As a result we utilized the capital earning approach method of determining the fair value. This method refers to the return on the investment that is expected by an investor, either contributing cash or professional services.

From inception of the company through March 31, 2006, as the key participant group base grew, the outlook of being able to execute the business plan improved. The professional experience and contribution to the company by each participant differed, thus the difference in the per share price among the parties. Absent any operations, our financial condition, prospects, and our limited operating history the establishment of share price in exchange for services or cash was on a case by case basis mutually agreed to by the investor and the board of directors. The key participant or investor using a capital earnings approach desired a specific return on their contribution of cash or services; therefore, a predetermined price was set and shares of stock exchanged. In reliance on the term “Fair Market Value” as defined by the IRS at Rev. Ruling 59-60 "the price at which the property would change hands between a willing buyer and willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts" the company and key participant/investor reach a mutual stock price in exchange for cash or services on that specific date on a case by case basis. This share price ranged from as little as $0.01 to as much as $0.50 per share. The pricing was more a factor of the time line and the type of consideration tendered than of variations in response to market conditions.

30.	We have read your response to comment 58. Your response does not fully address our comment. The number of shares do not reconcile between the note and the statement of stockholders’ equity. Please reconcile the number of shares disclosed in this note with the statement of stockholders’ equity.

We have noted your comment and revised the footnotes and to the Statement of Shareholders Equity that should reconcile between the note and the statement of stockholders’ equity.

Exhibit 5.1

31.	We note your response to comment no 62. However, the opinion does not appear to have been revised in response to the comment. The opinion should speak to the legality of the common shares included as a component of the registered units. The current opinion refers to the “common stock currently issued and outstanding” and the common shares underlying the warrants but does not specifically refer to the shares that will be issued as part of the units. Please note that these shares are not currently issued and outstanding. Please revise or advise.

We have noted your comment and revised the legal opinion.

Exhibit 99.1

32.	We note your response to prior comment no. 63 and have reviewed the revised subscription agreement filed as Exhibit 99.1, and we re-issue the comment. The agreement continues to state that the securities to be sold pursuant to the agreement will not be registered under the Securities Act of 1933, will be exempt from registration pursuant to Rule 504 of Regulation D and will be offered solely to “accredited investors.” Please review and revise the entire agreement so that it is consistent with the proposed registered offering.

We have noted your comment and revised the subscription agreement.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ J. Matt Lile, III
J. Matt Lile, III
President